Exhibit (l) under Form N-1A

Exhibit 99 under Item 601/Reg. S-K

MEMORANDUM

TO: Joe McCormick and Tim Skrip/Corporate Accounting and Financial Services

FROM:	Heather Froehlich (ext.1136)

DATE: August 16, 2017

RE:	Initial Investment in Series of New Fund Registrant in Anticipation of Shell Fund Reorganization

This memorandum memorializes the understanding with respect to providing an initial investment of $100,000 by FII Holdings Inc. into Federated MDT Large Cap Value Fund (Fund), a series of Federated MDT Equity Trust (Trust), a new shell open-end management investment company registrant under the Investment Company Act of 1940.  The Trust does not have any other series, and the Trust and Fund are being organized in connection with the anticipated reorganizations of two existing Federated mutual funds (i.e., Federated MDT Large Cap Value Fund and Federated Clover Value Fund, a series of Federated Equity Funds) into the Fund in the fourth quarter of 2017, subject to obtaining the approval of shareholders of the two existing Federated mutual funds (each an “Acquired Fund”).  The net assets of the Acquired Funds as of August 15, 2017 were approximately $728 million and $670 million, respectively, and, assuming Acquired Fund shareholder approval is obtained, it is expected that all or substantially all of the assets of the Acquired Funds will be acquired by the Fund in connection with the respective reorganizations.  The authorized initial investment is being made as of August 16, 2017.  This investment, among other things, will allow Federated to approve the Fund’s advisory contract and certain other matters as the initial shareholder of the Fund. The Fund will not issue shares to the public prior to the reorganizations.

If you need additional information regarding this issue, please contact Heather Froehlich at ext. 1136.

Thank you.